UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Xenetic Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

984015503

(CUSIP Number)

CLS Therapeutics LLC.

Attention: Georgy Tetz, CEO

180 Varick street

New York, NY 10014

(646) 617-3088

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   984015503

1.	Names of Reporting Persons. CLS Therapeutics, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 85,000*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 85,000*
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 85,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5% (see Item 5)
14.	Type of Reporting Person (See Instructions) OO

*	CLS Therapeutics LLC, an indirect wholly-owned subsidiary of CLS Therapeutics Ltd., owns 85,000 shares of the Common Stock of the Issuer. As the ultimate parent of CLS Therapeutics LLC, CLS Therapeutics Ltd. may exercise voting and dispositive power over these shares.

CUSIP No.   984015503

1.	Names of Reporting Persons. CLS Therapeutics Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey, UK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 147,500*
	8.	Shared Voting Power
	9.	Sole Dispositive Power 147,500*
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) CO

*	CLS Therapeutics LLC, an indirect wholly-owned subsidiary of CLS Therapeutics Ltd., owns 85,000 shares of the Common Stock of the Issuer. As the ultimate parent of CLS Therapeutics LLC, CLS Therapeutics Ltd. may exercise voting and dispositive power over these shares.

CUSIP No.   984015503

1.	Names of Reporting Persons. Dmitry Genkin
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 68,464
	8.	Shared Voting Power 147,500*
	9.	Sole Dispositive Power 68,464
	10.	Shared Dispositive Power 147,500*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 215,964
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.0% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

*	Dmitry Genkin along with the Victor Tets and Georgy Tets may exercise voting and dispositive power over the shares. Mr. Genkin otherwise disclaims beneficial ownership of the shares.

CUSIP No.   984015503

1.	Names of Reporting Persons. Victor Tets
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 147,500*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 147,500*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

*	Victor Tets along with Dmitry Genkin and Georgy Tets may exercise voting and dispositive power over the shares. Victor Tets otherwise disclaims beneficial ownership of the shares.

CUSIP No.   984015503

1.	Names of Reporting Persons. Georgy Tets
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 147,500*
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 147,500*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 147,500
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

*	Dmitry Genkin along with Victor Tets and Georgy Tets may exercise voting and dispositive power over the shares. Georgy Tets otherwise disclaims beneficial ownership of the shares.

CUSIP No.   984015503

1.	Names of Reporting Persons. M. Scott Maguire
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑
3.
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,800
	8.	Shared Voting Power 2,202 (See Item 5)
	9.	Sole Dispositive Power 3,800
	10.	Shared Dispositive Power 2,202 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,002
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, $.001 par value per share, of Xenetic Biosciences, Inc. and amends the initial statement on Schedule 13D filed on June 15, 2023, as amended by Amendment No. 1 thereto filed September 18, 2023 (as so amended, the “Schedule 13D”), by CLS Therapeutics, LLC, a Delaware limited liability company (“CLS LLC”), CLS Therapeutics Ltd., a limited company organized under the laws of Guernsey, United Kingdom (“CLS”), Dmitry Genkin (“Genkin”), Victor Tets (“VT”), Georgy Tets (“GT”) and M. Scott Maguire (“Maguire”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Through open market purchases since September 15, 2023, Genkin personally acquired beneficial ownership of an additional 17,076 shares of Common Stock for an aggregate purchase price of approximately $90,000. Such shares were purchased using Mr. Genkin’s personal funds.

Item 4.	Purpose of Transaction

Through open market purchases, Messrs. Genkin and Maguire acquired additional shares of Common Stock for investment, and they each have no current intention to sell any such shares of Common Stock.  As reported in the Schedule 13D, Messrs. Genkin and Maguire, and the other reporting persons, may acquire additional shares of Common Stock in one or more transactions in the future as approved, in the case of CLS, by its board of directors based upon the reporting persons’ assessment, at the time of such acquisition (or such board approval, in the case of CLS), of the investment opportunity represented by the shares of Common Stock relative to the then-prevailing market price. As of the time of filing of this Amendment No. 2, Messrs. Genkin and Maguire, personally, view such investment opportunity favorably in light of their personal assessment of the potential for the Issuer’s technology if the Issuer made changes in strategy or management, and each expects that he will continue to make opportunistic purchases of additional shares of Common Stock. Messrs. Genkin and Maguire each does not have any specific plans or proposals as to the quantity in which or price(s) at which he expects to purchase additional shares of Common Stock.

By letter dated March 18, 2024 and sent to the Corporate Secretary of the Issuer, for delivery to the board of directors, CLS and CLS LLC took notice of the stockholders’ vote, on December 6, 2023 at the 2023 annual meeting of the Issuer’s stockholders, ‘Against’ the compensation of the Company’s named executive officers, advised that they have concerns with the Issuer’s current management, and advocated for change in the Issuer’s senior management. As previously reported in the Schedule 13D, the reporting persons may communicate from time to time with representatives of the Issuer regarding customary matters of interest to significant investors or the exercise of their prerogatives as stockholders, including their advocacy for changes in the current management of the Company.

Item 5.	Interest in Securities of the Issuer

Mr. Genkin personally beneficially owns 68,464 shares of Common Stock as a result of open market purchases, which represents 4.4% of the Common Stock outstanding. Mr. Genkin has sole voting power and sole dispositive power with respect to such shares of Common Stock.

The aggregate percentage of shares of Common Stock reported as owned by each of the reporting persons is based on 1,540,684 shares of Common Stock issued and outstanding as of November 3, 2023 as reported by the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment No. 2 is being filed by the reporting persons under a joint filing agreement as an administrative convenience.

At the Annual Meeting, Mr. Genkin was elected a director of the Issuer after his nomination for election as director by the Issuer’s board of directors. Mr. Genkin has no contracts, arrangements, understandings, or relationships (legal or otherwise) with the reporting persons or the Issuer with respect to any securities of the Issuer except for matters disclosed in the Schedule 13D, his consent to serve as a director if so elected at the Annual Meeting, and his consent to be named in the Issuer’s proxy statement for the Annual Meeting.

Each of CLS LLC, CLS, Genkin, VT and GT disclaims membership in a group or any relationship with Mr. Maguire which would constitute a group together with Mr. Maguire, as the term “group” is defined in Rule 13d-5 under the Exchange Act. Similarly, Mr. Maguire disclaims membership in a group or any relationship with CLS LLC, CLS, Genkin, GT or VT which would constitute a group together with CLS, Genkin, VT or GT, as the term “group” is defined in Rule 13d-5 under the Exchange Act.

Item 7.	Material to be Filed as Exhibits

1. Joint Filing Agreement, dated June 14, 2023

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2024
Date

CLS Therapeutics, LLC

/s/ Georgy Tets
Signature

Georgy Tets, MD, PhD, Chief Executive Officer
Name/Title

CLS Therapeutics Ltd.

/s/ Georgy Tets
Signature

Georgy Tets, MD, PhD, Director
Name/Title

/s/ Dmitry Genkin
Signature

Dmitry Genkin
Name

/s/ Victor Tets
Signature

Victor Tets
Name

/s/ Georgy Tets
Signature

Georgy Tets, MD, PhD
Name

/s/ M. Scot Maguire
Signature

M. Scot Maguire
Name

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).